# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K
## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  **February 25, 2010**

## PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **001-31403** | **52-2297449** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **701 Ninth Street, N.W., Washington, DC** | **20068** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code      **(202) 872-2000**

**Not Applicable**
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Pepco Holdings, Inc.**
**Form 8-K**

**Item 2.02      Results of Operations and Financial Condition.**

On February 25, 2011, Pepco Holdings, Inc. issued a news release announcing its full year and fourth quarter 2010 operating results.  The news release is furnished as Exhibit 99.1 to this Form 8-K.

**Item 7.01      Regulation FD Disclosure**

Exhibit 99.2, attached hereto, is hereby incorporated by reference.

**Item 9.01      Financial Statements and Exhibits.**

(d)   Exhibits

The following exhibits are furnished herewith:

| Exhibit No. | Description of Exhibit |
|---|---|
| 99.1 | News Release of Pepco Holdings, Inc. dated February 25, 2011 |
| 99.2 | Pepco Holdings, Inc. Earnings Conference Call Presentation |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date:   February 25, 2010          /s/ A. J. KAMERICK
Name:  Anthony J. Kamerick
Title:   Senior Vice President and
          Chief Financial Officer